Exhibit (a)(1)(iii)

NT ALPHA STRATEGIES FUND
50 South La Salle Street
Chicago, Illinois 60603

IF YOU DO NOT WANT TO SELL YOUR INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND'S REPURCHASE OFFER.

October 21, 2011

[UNITHOLDER NAME/ADDRESS]

Dear [UNITHOLDER]:

We are writing to inform you of important dates relating to a repurchase offer by NT Alpha Strategies Fund (the "Fund"). If you are not interested in tendering your interests in the Fund ("Interests") for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on October 21, 2011 and end at 5:00 p.m., Central Time, on November 21, 2011. The purpose of the repurchase offer is to provide liquidity to holders of the Fund's common units. Interests may be presented to the Fund for repurchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Interests or a portion of your Interests for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal by mail or by fax so that it arrives no later than November 21, 2011. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTERESTS AT THIS TIME.

All tenders of Interests must be received by the Fund, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by November 21, 2011.

If you have any questions, please refer to the attached Offer document, which contains additional important information about the repurchase offer, or call (800) 388-5610.

Sincerely,

/s/ Margret E. Duvall

Margret E. Duvall